October 15, 2019

Stuart Stoller
Chief Financial Officer
Ipsidy Inc.
670 Long Beach Boulevard
Long Beach, NY 11561

       Re: Ipsidy Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 8, 2019
           File No. 000-54545

Dear Mr. Stoller:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures , page 21

1. We note that Management's Report on Internal Control over Financial Reporting includes your evaluation of disclosure controls and procedures as defined in Rules 13a-15(e) and
      15d-15(e) of the Exchange Act and makes reference to the identification of a material weakness. Please note that an assessment of internal control over financial reporting is separate and distinct from an assessment of disclosure controls and procedures. As such, please amend your Form 10-K as follows:
        Provide management's evaluation and assessment of your internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and clearly state whether such controls are effective;
        Disclose the framework used for your assessment; and Include a discussion of any identified material weaknesses or remove such reference
          from your current disclosures.
      Refer to Item 308 of Regulation S-K.
 Stuart Stoller
Ipsidy Inc.
October 15, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



FirstName LastNameStuart Stoller                          Sincerely,
Comapany NameIpsidy Inc.
                                                          Division of
Corporation Finance
October 15, 2019 Page 2                                   Office of Technology
FirstName LastName